FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period April 19, 2005

SANPAOLO IMI S.p.A.

 (Exact name of registrant as specified in its charter)

Piazza San Carlo 156
10121 Turin, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

SANPAOLO IMI GROUP

Massimo Arrighi designated Managing Director of Banca Fideuram

Daniel Gros chairman of Sanpaolo IMI Asset Management SGR

Turin, 19 April 2005 – The Board of Directors of SANPAOLO IMI, meeting today, designated Dott. Massimo Arrighi as Managing Director of Banca Fideuram.

The arrival of Massimo Arrighi completes the team to guide Banca Fideuram in the ambitious industrial plan. The new Managing Director will be beside the current General Manager, Dott. Giuseppe Rosnati, who will maintain that office.

The Board of Directors of SANPAOLO IMI also designated Dott. Daniel Gros to the chairmanship of SANPAOLO IMI ASSET MANAGEMENT SGR S.p.A. in place of Prof. Francesco Giavazzi.

Both nominations will be placed before the Shareholders’ Meetings of the respective companies.

(Brief CVs of Massimo Arrighi and Daniel Gros attached)

Massimo Arrighi was born in Carmagnola (TO) on 24 July 1958.

He graduated with honours in Economia e Commercio at Turin University and then took the Master in Business Administration at the Bocconi University Business School of Milan with High Honours (1985).

Daniel Gros was born in Germany in 1955.

He graduated in Economics at Rome’s “La Sapienza” University and took his Ph.D. in Economics at the University of Chicago.

He has written many economic publications.

He is currently Director of CEPS – Centre for European Policy Studies in Brussels.

He has also worked with the International Monetary Fund, the European Union and many Governments and Central Bank

SANPAOLO IMI (www.grupposanpaoloimi.com)
RELAZIONI ESTERNE		INVESTOR RELATIONS
Torino	011/555.7747 - Telefax 011/555.6489	Tel. 011/5552593
Bologna	051/6454411	Telefax 011/5552737
Napoli	081/7913419	e-mail investor.relations@sanpaoloimi.com
e-mail: infomedia@sanpaoloimi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANPAOLO IMI S.p.A.

By:	/s/ James Ball
Name: James Ball

Title: Head of International Strategy, London Branch

Date: April 19, 2005